COMMENTS RECEIVED ON FEBRUARY 7, 2011

FROM EDWARD BARTZ

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Series Emerging Markets Debt Fund

POST-EFFECTIVE AMENDMENT NO. 124

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Series Real Estate Income Fund

POST-EFFECTIVE AMENDMENT NO. 91

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Series Floating Rate High Income Fund

Fidelity Series High Income Fund

POST-EFFECTIVE AMENDMENT NO. 84

1. Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Series High Income Fund)

"Normally investing primarily in income producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities."

(Example from Fidelity Series Floating Rate High Income Fund)

"Normally investing at least 80% of assets in floating rate loans, which are often lower-quality debt securities, and other floating rate securities."

C: The Staff requests we modify the underlined language to read, "primarily [in] lower-quality debt securities".

R: We believe the current disclosure accurately describes the fund's principal strategy relating to certain security types. Not all of the securities in which the fund invests primarily (Fidelity Series High Income Fund) or 80% of its assets in (Fidelity Series Floating Rate High Income Fund) are lower-quality. Accordingly, we have not modified disclosure.

2. Fidelity Series Floating Rate High Income Fund, Fidelity Series High Income Fund, and Fidelity Series Real Estate Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization strategy and the credit quality of the funds.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality, though we note that each fund currently discloses its policy relating to lower-quality debt. Accordingly, we have not modified disclosure.

3. Fidelity Series Emerging Markets Debt Fund, Fidelity Series High Income Fund, and Fidelity Series Real Estate Income Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Series High Income Fund)

"Normally investing primarily in income producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities."

C: The Staff requests that we add the phrase "commonly known as junk bonds" to our disclosure to describe lower-quality debt securities.

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." We note that the term "lower-quality debt securities" is defined in both sections under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

4. Fidelity Series High Income Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests we add an emerging markets strategy to "Principal Investment Strategies" in the "Fund Summary" and "Investment Details" sections.

R: The fund has a principal investment strategy to invest in non-U.S. securities, including securities of issuers located in emerging markets, and we believe the current disclosure adequately conveys this strategy. Accordingly, we have not modified the disclosure.

5. Fidelity Series High Income Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we switch the location of the "Stock Market Volatility" and "Issuer-Specific Changes" risks, since stock market volatility is not likely to be the primary risk for a high income fund.

R: While we understand the Staff's point in the context of the example provided, Form N-1A does not require or suggest that the principal risks of investing in a fund be ranked in any particular order. To ensure document integrity we generally follow a standard order for fund risk disclosure across fund types and avoid relocating risk disclosure for particular funds. Accordingly, we have not modified disclosure.

6. Fidelity Series Emerging Markets Debt Fund, Fidelity Series Floating Rate High Income Fund, and Fidelity Series High Income Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Risks"

(Example from Fidelity Series High Income Fund)

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

C: The Staff notes that lower-quality debt securities are speculative in nature and has requested that credit risk be added as a separate risk category in the "Fund Summary" and "Investment Details" sections.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the credit risk associated with investments in lower-quality debt securities. Accordingly, we have not added disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Fidelity Series High Income Fund)

"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of a fund.

R: We confirm that "other investment advisers" (other than the manager named in disclosure, as applicable) do not manage 30% or more of a fund's assets.

8. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Series Emerging Markets Debt Fund)

"Purchase and Sale of Shares

The fund offers its shares only to certain other mutual funds managed by FMR or an affiliate.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures. The Staff notes that there is no disclosure related to the procedure for redemption.

R: Consistent with Item 6(b), the disclosure indicates when the fund is open for business and that shares will be sold at the NAV next calculated after an order is received in proper form. We believe this level of detail is sufficient given that each fund is offered for investment only to certain other mutual funds managed by FMR or an affiliate.

9. Fidelity Series High Income Fund and Fidelity Series Floating Rate High Income Fund

"Investment Details" (prospectuses)

"Description of Principal Security Types"

(Example from Fidelity Series High Income Fund)?

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

C: If "other securities" include derivatives, the Staff requests that we refer to the letter from Barry Miller at the SEC to the ICI regarding derivatives disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and our current disclosure is consistent with that letter.

10. Fidelity Series High Income Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities tend to be particularly sensitive to these changes."

C: The Staff requests that the underlined language be added to the "Issuer-Specific Changes" risk under the heading "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the "Issuer-Specific Changes" disclosure in the "Fund Summary" section of the prospectus accurately and adequately summarizes the fund's principal investment risks pursuant to Item 4 of Form N-1A. While the risks of investing in smaller issuers may be relevant in the context of issuer-specific changes, investing in small cap stocks is not a principal investment strategy of the fund. Accordingly, we do not think the disclosure needs to be modified.

11. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

12. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13. Fidelity Series Floating Rate High Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. FMR may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff questions what is included in "other floating rate securities" and requests we include a description.

R: In addition to floating rate loans, floating rate securities are defined by FMR to include the securities identified in the sentence following the sentence at issue. Accordingly, we have not modified disclosure.

14. Fidelity Series Floating Rate High Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR may invest the fund's assets significantly in money market and investment-grade debt securities, and repurchase agreements. FMR may invest the fund's assets in these securities and repurchase agreements by investing in other funds."

C: The Staff asserts that investing significantly in money market and investment-grade debt securities is not consistent with the fund's objective of seeking a high level of current income, as they are not high yield securities.

R: As disclosed, the fund pursues its objective by normally investing at least 80% of its assets in floating rate loans and other floating rate securities (as defined). While many securities satisfying this 80% policy may be lower-quality, we note that the fund is not a "high yield" fund, which generally would be required to invest at least 80% of its assets in below investment grade securities.

15. Fidelity Series Real Estate income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments."

C: The Staff would like us to define the term "principally engaged" relative to the real estate industry.

R: We direct the Staff's attention to SAI disclosure under the heading, "Companies ´Principally Engaged' in the Real Estate Industry." We believe placement of this disclosure in the SAI is appropriate, as it supplements matters in the prospectus by providing additional information some investors may find useful (see General Instruction C.2(b) of Form N-1A).

16. Fidelity Series Real Estate Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of companies principally engaged in the real estate industry and other real estate related investments. Companies in the real estate industry and real estate related investments may include, for example, REITs that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies."

C: The Staff questioned what policy is used to determine whether a company's products or services are related to the real estate industry.

R: The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered "companies in the real estate industry and other real estate related investments." It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund's SAI, for purposes of determining whether the fund has invested at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has "at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate" or whether "a third party has given the company an industry or sector classification consistent with real estate."

17. Fidelity Series Emerging Markets Debt Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Investment Objective"

"The fund seeks high total return."

C: The Staff requests that we define "total return," as a definition is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

18. Fidelity Series Emerging Markets Debt Fund

"Fund Summary" (prospectuses)

"Principal investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff believes the word "more" should be removed because it suggests gradation. Because a fund is either diversified or non-diversified, as defined by the 1940 Act, a fund cannot be "more diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

19. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.